Exhibit 4.51

Summary of the Rural Partnership Agreement, entered into on March 20, 2020, in connection with Fazenda Chaparral

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as the company vested in the possession of the land, Paulimar Batista Alvarenga, as the individual interested in entering into a rural partnership with BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, and Imobiliária Cajueiro Ltda., as owner of the land.

Purpose: Granting of the possession, for a term of nineteen months, counted as from March 20, 2020, of a total area equivalent to 394 arable hectares of Fazenda Chaparral, for purposes of the exploitation of the land under a rural partnership regime, by means of sharing, by and among the parties, of the earnings received from the crops/harvests arising from the aforementioned partnership. Mr. Paulimar Batista Alvarenga shall be entitled to approximately 87% of the earnings therefrom (set at an average of 8 bags of soybean per hectare, 3 of each of soybean at the price of R$83.00 per bag), and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas shall be entitled to the remaining 13% of the earnings therefrom.